UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Strategic Investment In Thailand

~BTMU/KRUNGSRI Strategic Partnership~

Tokyo, July 2, 2013—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President Nobuyuki Hirano, BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuyuki Hirano, MUFG) announced today that BTMU has signed a Share Tender Agreement (STA) with GE Capital International Holdings Corporation (GE Capital) regarding GE Capital’s shareholding in Bank of Ayudhya Public Company Limited (Krungsri). Subject to satisfactory regulatory approvals, corporate approvals and fulfillment of certain conditions, BTMU will launch a Voluntary Tender Offer (VTO) for Krungsri shares at THB39 per share, aiming to take a majority stake in Krungsri. GE Capital will, pursuant to the STA, participate and tender its entire shareholding of 1,538,365,000 shares (approximately 25.33% of Krungsri’s total outstanding shares) in the VTO. Post successful completion of the VTO, BTMU will replace GE Capital as a major shareholder of Krungsri and partner with the Ratanarak Group, an existing group of major shareholders in Krungsri, on Krungsri’s next phase of development.

BTMU and Krungsri will have discussions on future collaboration in various fields to strengthen their strategic partnership. Pursuant to the Bank of Thailand’s One Presence Policy, both banks will be in discussion on the potential integration of BTMU Bangkok Branch with Krungsri. Such integration, once agreed, will take place following the VTO completion.

1. Objectives of the Transaction

As a part of a strategy designed to further develop BTMU’s business in Asia, the investment in Krungsri aims to establish a full-fledged commercial banking platform in Asia. By mutually complementing each other, they will provide comprehensive financial services for various local customers and multi-national corporate customers.

With its potential for future growth and a track record of consistent economic growth, Thailand has become an economic center of Greater Mekong. Thailand and Japan enjoy a close relationship with numerous Japanese companies now operating in Thailand.

Krungsri is one of the leading commercial banks in Thailand offering diversified financial services while holding wide range of client base and market knowledge.

Since the opening of Bangkok Branch, BTMU has been primarily supporting corporate clients for more than 50 years in Thailand. Through this investment in Krungsri, BTMU seeks to further strengthen its offering of financial services in Thailand and meet the diverse financial needs of its customers, contributing to the economic development of Thailand.

2. Transaction Summary

(1)	Offerer of the VTO

The Bank of Tokyo Mitsubishi UFJ, Ltd.

(2)	Target of the VTO

Bank of Ayudhya Public Company Limited

(3)	VTO Price

THB 39 per share

(4)	Expected Timeline of the VTO

Aiming to launch early November, 2013 and close December, 2013

(5)	Number of Shares to be Purchased by BTMU

Assuming that the Ratanarak Group currently does not plan to tender their Krungsri shares (approximately 25% of Krungsri’s total outstanding shares), BTMU will purchase a maximum of approximately 75% of Krungsri’s total outstanding shares in this VTO. Any minimum or maximum acceptance condition will not be set up for this VTO.

(6)	Change in the Percentage of Krungsri Shares Held by BTMU as a Result of this VTO

Percentage of shares held by BTMU prior to this VTO: 0%

Percentage of shares held by BTMU after this VTO: approximately 75% (in the event that all of Krungsri’s shares except the shares held by the Ratanarak Group are tendered and purchased)

(7)	Funds required for the VTO (in the event that all of Krungsri’s shares except the shares held by the Ratanarak Group are tendered and purchased)

Approximately JPY560 billion (calculated based on the currency exchange rate of THB1=JPY3.16)

(8)	VTO shall be launched subject to fulfillment of certain conditions including the satisfaction of the following regulatory approvals and corporate approvals.

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Approvals or waivers from the Bank of Thailand and the Ministry of Finance of Thailand for the acquisition of shares and the increase of the foreign shareholding limit of Krungsri and other related approvals

•	Approval from the Financial Services Agency of Japan to allow BTMU to hold Krungsri as subsidiary

•	Approval in principle from the Ministry of Commerce of Thailand in relation to foreign business licenses

•	Any other approvals or waivers which may be required by other regulatory bodies

•	Approval from Krungsri’s shareholders on the relevant amendment of the articles of association

Whilst the following are not conditions to the VTO launch, BTMU intends to seek and obtain certain other regulatory and shareholder waivers and approvals before the launch of the VTO, including in relation to the potential acquisition of BTMU Bangkok Branch’s business by Krungsri pursuant to the Bank of Thailand’s One Presence Policy:

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Waivers from the Office of the Securities and Exchange Commission of Thailand or the Takeover Panel on the effectiveness of Krungsri’s shareholder resolution on the share private placement and mandatory tender offer requirement which may be required due to the potential acquisition of BTMU Bangkok Branch’s business by Krungsri

•	Approval from Krungsri’s shareholders on the signing of an agreement regarding the potential acquisition of BTMU Bangkok Branch’s business by Krungsri and other relevant matters

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3. Strategic Rationale

Through the contemplated strategic investment in Krungsri, BTMU aims to:

(1)	Establish a full-fledged commercial banking platform in Thailand and respond to various customers needs with comprehensive financial services;

(2)	Accelerate Asian growth strategy through the expansion of retail and SME banking business along with further expansion of corporate banking business;

(3)	Provide high-value financial services to a variety of clients by mutually complementing each other, namely the use of Krungsri’s local franchise and BTMU’s global expertise, retaining current solid operational platforms; and

(4)	Accelerate expansion of business in Greater Mekong with high growth potential driven by the establishment of ASEAN Economic Community (AEC) in 2015 by leveraging Krungsri as a platform.

4. Overview of Krungsri

Bank of Ayudhya Public Company Limited (Krungsri) is the fifth-largest commercial bank in Thailand with 68 years of history in the country. The Bank provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, SMEs, and large corporation through 601 branches and over 19,000 service outlets nationwide. Through its Krungsri subsidiaries, the Bank is the largest card issuer in Thailand with 6.2 million accounts (credit cards, sales finance/personal loans) in its portfolio, a major automobile financing service provider (Krungsri Auto), the fastest growing asset management company (Krungsri Asset Management), and a pioneer in microfinance through CFG Services.

(1) Corporate name:	Bank of Ayudhya Public Company Limited

(2) Business Description:	Commercial Bank

(3) Year of establishment:	1945

(4) Location:	Bangkok, Thailand

(5) Name and title of representative:	Mrs. Janice Van Ekeren, CEO

(6) Paid-in Capital:	THB 60,741 million (as of December 31, 2012)

(7) Major Shareholders and Ownership Ratio (based on number of shares outstanding as of December 31, 2012)

GE Capital International Holdings Corporation	25.33% (1,538,365,000 shares)
Ratanarak Group	approximately 25%

(8) Number of Shares Outstanding:	6,074,143,747 common shares (as of December 31, 2012)

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(9) Relationship with MUFG and BTMU:

MUFG and BTMU, on one hand, and Krungsri, on the other, do not have any capital, personal or transactional relationship that are required to be disclosed

(10) Fiscal Year End:	End of December

(11) Number of Employees:	18,515 (as of March 31, 2013)

(12) Performance in Recent Fiscal Year:	(THB in millions)

Fiscal Year	2010	2011	2012
Total Shareholder’s Equity	99,104	102,696	113,486
Total Assets	869,834	947,797	1,071,966
Total Operating Income	51,527	55,305	61,189
Operating Income Before Provision	24,731	27,828	30,391
Net Income Attributable to Shareholders	8,793	9,264	14,625
EPS (THB)	1.45	1.53	2.41
BPS (THB)	16.3	16.9	18.7

5.	Prospects for the Future

We will, if required, disclose financial impact of this investment in Krungsri affecting MUFG’s or BTMU’s consolidated performance for the fiscal year ending March 2014 at the appropriate time. Krungsri’s consolidated net income for the fiscal year ending December 2012 (THB 14.6 billion) accounts for approximately 5.2% of the combined amount both of MUFG’s consolidated net income (JPY 852.6 billion) for the fiscal year ending March 2013 and the aforementioned Krungsri’s consolidated net income (calculated based on the currency exchange rate of THB1=JPY3.16).

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and BTMU. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither MUFG nor BTMU undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division 81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division 81-3-3240-2950

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